May 2, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

RE: AFRIKA4U

Registration Statement on Form S-1

Filed March 27, 2018

File No. 333-222638

In response to your letter dated April 6, 2018 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of AFRIK4U (the “Company”). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s February 15, 2018 letter in italicized text immediately before our response.

Summary Information, page 5

1.	We note your response to comment 2. Please clarify that you intend to resell products manufactured by Klein Karoo Boutique.

Response: We have revised our disclosure in accordance with your request.

Dilution, page 16

2.	Please update your dilution disclosures to the date of the latest interim financial statements included in the filing, currently November 30, 2017.

Response: We have updated our dilution disclosures to the latest financial statements.

Business Development, page 21

3.	We note that in the second phase of your planned operations you intend to enter into a supply agreement with Klein Karoo Boutique. It appears that on your website you list Klein Karoo International as your supplier. Please revise your disclosure here and where appropriate to discuss the nature of your relationship with Klein Karoo International. Also please file any supply agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

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Response: Upon further discussion with Klein Karoo, we have been advised they do not enter into formal agreements with anyone, rather they provide discounts based on the volume of each purchase. We will modify our disclosure to reflect the same. You may confirm our disclosure with our contact at Klein Karoo: Yolandi Horn

Manager|Ostrich Emporium/Leather Factory

Klein Karoo Ostrich Emporium

15 Rademeyerstreet, Oudtshoorn, 6625

T +27 44 279 2127/Fax +27 44 279 2140/ M +27 84 645 3801

Plan of Operation, page 24

4.	We note that in phase 1 of your planned operations you intend to stock inventory and create a website. It appears that you are currently offering leather products for sale on your website. However, based on your disclosure you do not intend to complete the first phase until 120 days of the effective date of this offering. Please update this disclosure as it appears a portion of the first phase has been completed.

Response: We will update our disclosure accordingly.

5.	In the disclosure addressing your second phase of your planned operations you have two paragraphs that both address what the company intends to do if the company sells 50% of its common shares offered with different descriptions of your planned operations. Please revise as appropriate.

Response: We have revised our disclosure in accordance with you request.

Certain Relationships and Related Transactions, page 29

6.	We note your response to comment 11 that “Mr. Coertzen is a promoter of the Company.” We also note your statement in that section that “Mr. Coertzen has not been a promoter at anytime in the past 5 years ….” Please revise your statement regarding Mr. Coertzen not being a promoter within the past 5 years or advise us as appropriate.

Response: We have revised our disclosure in the section titled “Summary Information” as follows: “Prior to his involvement with AFRIKA4U, our sole officer and director had not acted as a promoter nor has he had controlling interest in any companies that have filed registration statements with the United States Securities and Exchange Commission.”

In the section titled “Certain Relationships and Related Transactions” we have modified our disclosure as follows: ”Prior to his involvement with AFRIKA4U, Mr. Coertzen had not been a promoter at anytime in the past 5 years and he is receiving no compensation for the sale of shares under offering.”

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Part II

Exhibits, page 31

7.	We note your response to comment 13. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

Response: We have provided a revised legality opinion.

8.	We note that Mr. Charl Coertzen, President of the company, has loaned the company $6,613 as of November, 2017. Please file any loan agreements between the company and Mr. Charl Coertzen as exhibits.

Response: There is no loan agreement to file. Under Note 6 of the financial statements we disclosed the following: “The loan is repayable on demand and without interest.” In addition, we will provide the same disclosure in the section titled “Summary Information”.

We trust our responses meet with your approval.

Sincerely,

/s/ Charl Coertzen

Charl Coertzen

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